


AMAC
Capital Solutions




SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
187
SECTION

EAL ESTATE MULTIFAMILY FINANCING MEZZANINE LOANS BRIDGE LOANS GOVERNMENT-INSURED FIRST MORTGAGES




AMERICAN MORTGAGE
ACCEPTANCE COMPANY

AMERICAN MORTGAGE ACCEPTANCE COMPANY
2002 annual report

FINANCIAL HIGHLIGHTS *(Dollars in thousands except per share amounts)*

▷ For the Year Ended December 31,	2002	2001	2000
Total Revenues	$ 10,458	$ 5,698	$ 7,910
Net Income	$ 9,660	$ 5,187	$ 3,318
Net Income per Share *(basic and diluted)*	$ 1.61	$ 1.35	$ 0.86
Dividends per Share	$ 1.51	$ 1.45	$ 1.45
Weighted Average Shares Outstanding at Year End *(basic and diluted)*	6,017,740	3,838,630	3,838,630



AMERICAN MORTGAGE ACCEPTANCE COMPANY ("AMAC")

AMAC is a real estate investment trust ("REIT") specializing in multifamily housing finance. AMAC originates and acquires mezzanine loans, bridge loans, and government-insured first mortgages or mortgage-backed securities secured by multifamily housing properties throughout the United States. Please visit us at www.americanmortgageco.com for more information.



Message to Shareholders

Substantial asset growth; Expanded product offerings; Stable portfolio performance; Increased market presence; Strong financial results. These were the goals that American Mortgage Acceptance Company ("AMAC" or the "Company") set for 2002. We are pleased to report that AMAC achieved these goals, and as a result, we were able to provide increased value to our shareholders. AMAC increased the Company's quarterly distribution twice during 2002, resulting in a total distribution increase of approximately 10.3%.



SEC MAIL
PROCESSING
RECEIVED
MAY 01 2003
WASH, D.C.
187
SECTION

Executing Our 2002 Business Plan

At the beginning of 2002, AMAC set out to originate or acquire approximately $75 million of bridge loans, mezzanine loans, and government-insured first mortgage loans or mortgage-backed securities secured by multifamily properties throughout the United States. We found ourselves in somewhat of a challenging environment, as some multifamily housing markets faced a softening marketplace. Accordingly, we were cautious in our approach for investing our capital. Over the course of the year, AMAC originated or acquired five bridge, two construction, and one mezzanine loan representing approximately $17.9 million,



Stuart J. Boesky
Chairman, Chief Executive Officer, and President

acquired seven Ginnie Mae certificates totaling approximately $92.7 million, financed two transactions under the newly introduced Acquisition/Rehabilitation Bridge Loan Program totaling approximately $13.4 million, and provided three forward commitments totaling approximately $5.1 million. As a result of our origination and acquisition activity, AMAC's assets grew from approximately $102.0 million at December 31, 2001, to approximately $195.1 million at December 31, 2002, an increase of approximately 91.3%. Paramount to our success was our ability to provide developers and owners of multifamily housing with expedient service, an efficient, reliable execution, and, through our management relationship with Related Capital Company ("RCC"), complete capital solutions for all of their multifamily financing needs.


PORTFOLIO OVERVIEW
of December 31, 2002
Ginnie Mae Certificates $114.0 million 63%
Bridge Loans $26.0 million 14%
ARCap Preferred Shares* $20.2 million 11%
Participating Mezzanine Loans $12.4 million 7%
First Mortgage Loans $9.9 million 5%
* A diversified $20.2 million indirect investment in commercial mortgage-backed securities ("CMBS")

In October of 2002, as a result of our commitment to enhance our existing multifamily product lines and develop loan programs to meet the needs of our clients, AMAC launched its new floating-rate Acquisition/Rehabilitation Bridge Loan Program, as mentioned above. The bridge loans, targeting two-to-three-year investments on existing multifamily housing complexes nationwide, provide multifamily developers with short-term capital to acquire and/or rehabilitate existing properties. The loans are priced off the 30-day London Inter-Bank Offer Rate ("LIBOR") and range from $2 million to $20 million over a term of up to 24 months (generally with a one-year extension option). The program is structured with a loan exit strategy of either refinancing with long-term Fannie Mae, Freddie Mac, or Federal Housing Administration ("FHA") debt arranged by AMAC's affiliate, PW Funding Inc., or by selling the property. AMAC receives funding for approximately 80% of the amount of these loans through a line of credit provided by Fleet National Bank and funds the balance of the loans from its own capital. The program has been very well received by our clients, and at December 31, 2002, the Company had financed two transactions totaling approximately $13.4 million.

Actively Managing Our Loan Portfolio

We are proud to say that after eleven years of operations, we have not had any principal losses in our loan portfolio. Consistent with our trust agreement mandate to maintain at least 40% of our assets in government-insured loans and other investments that were permitted under our trust agreement prior to our listing on the American Stock Exchange ("AMEX") in 1999, at December 31, 2002, approximately 67% of our diversified and actively managed loan portfolio consisted of twelve Ginnie Mae certificates and an FHA-insured mortgage loan, with a combined carrying value of approximately $122.3 million. The remainder of our portfolio included nine mezzanine loans with a carrying value of approximately $12.4 million, nine bridge loans with a carrying value of approximately $26.0 million, two un-insured first mortgage loans with a carrying value of approximately $1.7 million, and our indirect investment in commercial mortgage-backed securities ("CMBS") through our $20.2 million investment in ARCap Investors, LLC.

While interest rates reached all-time lows in 2002, the average yields in our portfolio across all of our product types remained consistently above market, enabling us to enjoy widening spreads between our lending rates and our borrowing rates. Our weighted average cost of borrowings in 2002 was approximately 2.1%. At December 31, 2002, the weighted average interest rate on our Ginnie Mae certificates was approximately 7.2%, the weighted average interest rate on our mezzanine loans was approximately 10.7%, and the weighted average interest rate on our bridge loans, not including those bridge loans financed through the Fleet National Bank program, was approximately 11.8%.

Increasing our Market Presence

In February 2002, AMAC marked an important milestone, as the Company completed its first common equity offering since listing on the AMEX in July of 1999. In connection with the offering, AMAC sold 2.5 million common shares of beneficial interest at a price of $13.50 per share, raising net proceeds of approximately $31 million. AMAC succeeded in fully deploying the net proceeds from the offering within 90 days. At December 31, 2002, AMAC's total market capitalization was approximately $186.3 million, representing an approximate 87.3% increase over the Company's market capitalization at December 31, 2001.


TOTAL ASSETS
CAGR* = 66.4%
$240
$200
$160
$120
$80
$40
$195.1 MM
$102.0 MM
$70.4 MM
12.31.00
12.31.01
12.31.02
* Compounded annual growth rate

AMAC's profile in the investment community was noticeably enhanced during 2002, as both Friedman, Billings, Ramsey & Co., Inc. and RBC Capital Markets initiated research coverage on AMAC.

Our Financial Results

As a result of seamlessly executing our business plan, AMAC achieved strong financial results for 2002. For the year ended December 31, 2002, AMAC had net income of approximately $9.7 million, which was an approximate 86.2% increase compared to net income of approximately $5.2 million for the year ended December 31, 2001. On a per share basis (basic and diluted), AMAC's net income was $1.61 per share for the year ended December 31, 2002, representing an increase of approximately 19.3% as compared to the Company's net income of $1.35 per share for the year ended December 31, 2001. AMAC had total revenues of approximately $10.5 million for the year ended December 31, 2002, which represented an approximate 83.5% increase compared to the Company's revenues of approximately $5.7 million for the year ended December 31, 2001.



NET INCOME PER SHARE
CAGR = 36.8%
$1.80
$1.50
$1.20
$0.90
$0.60
$0.30
$0.86
$1.35
$1.61
2000
2001
2002



DIVIDENDS PER SHARE
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$1.45
$1.45
$1.51
2000
2001
2002

AMAC increased the Company's quarterly distribution twice during 2002, resulting in a total distribution increase of approximately 10.3%. AMAC's present quarterly dividend on an annualized basis is $1.60 per share, representing a 10.2% yield on the $15.73 per share closing price on March 31, 2003.

Building on Our Management Team

In September, AMAC was pleased to announce the appointment of Stuart Rothstein as Chief Financial Officer and Executive Vice President of the Company. Mr. Rothstein joined AMAC with approximately 11 years of professional experience, including seven years of direct experience with a real estate investment trust ("REIT"). Mr. Rothstein's vast financial and capital markets experience has been extremely beneficial to the Company, and he has become a welcome addition to our management team.

Looking Ahead to 2003

Building on the Company's strong performance in 2002, we are confident that AMAC is well positioned to attain consistently strong operational results and sustained earnings growth in the year ahead. We anticipate originating or acquiring approximately $100 million of a combination of new loans, including mezzanine loans, bridge loans, and Ginnie Mae certificates, and funding an additional $25 million of obligations on Ginnie Mae certificates that we acquired in 2002.

We believe that the economy will continue to expand at a slow pace and that the yield curve will remain relatively steep in 2003. This continues to be an ideal business environment for AMAC, as we anticipate that our ability to access both equity and debt capital should remain and that our cost of debt should stay low. In addition, we believe that the properties underlying the loans in our portfolio will continue to perform well. We will continue to closely monitor the fundamentals of the multifamily market, utilizing the breadth of market knowledge that RCC garners from its portfolio of over 1,300 multifamily properties in 44 states.

Shareholders' Meeting

We invite you to join us at our annual shareholders' meeting on Wednesday, June 11, 2003, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York. Your attendance will be very much appreciated.

As always, we would like to thank all of our shareholders for your consistent support, and we look forward to AMAC's opportunities for further growth in the year ahead.

Sincerely,

Stuart J. Boesky
Chairman, Chief Executive Officer, and President

FINANCIAL CONTENTS



SELECTED FINANCIAL DATA

The information set forth below presents selected financial data of the Company. Additional financial information is set forth in the audited consolidated financial statements and footnotes thereto.

(Dollars in thousands except per share amounts)

▷ Years ended December 31,	2002	2001	2000	1999	1998
OPERATIONS					
Total revenues	$ 10,458	$ 5,698	$ 7,910	$ 5,507	$ 4,032
Total expenses	3,812	2,660	4,766	2,301	647
Income before other income	6,646	3,038	3,144	3,206	3,385
Total other income	3,014	2,149	174	3,054	12
Net income	9,660	5,187	3,318	6,260	3,397
Net income per share (basic and diluted)	$ 1.61	$ 1.35	$ .86	$ 1.63	$ .88
Weighted average shares outstanding (basic and diluted)	6,017,740	3,838,630	3,838,630	3,841,931	3,845,101

▷ December 31,	2002	2001	2000	1999	1998
FINANCIAL POSITION					
Total assets	$ 195,063	$ 101,982	$ 70,438	$ 115,565	$ 59,993
Repurchase facility payable	87,880	43,610	12,656	19,127	--
Warehouse facility payable	8,788	--	--	--	--
Total liabilities	100,725	46,703	15,362	58,474	1,788
Total shareholders' equity	94,338	55,279	55,076	57,091	58,205
DISTRIBUTIONS					
Distributions to shareholders	$ 9,625	$ 5,566	$ 5,566	$ 5,544	$ 5,567
Distribution per share	$ 1.513	$ 1.450	$ 1.450	$ 1.444	$ 1.450

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

▷ December 31,	2002	2001
ASSETS		
Investments in mortgage loans, net	$ 22,384	$ 17,799
Investments in GNMA certificates-available for sale	114,034	50,060
Investment in ARCap	20,240	20,246
Cash and cash equivalents	10,404	1,018
Notes receivable, net	25,997	11,373
Accrued interest receivable	1,170	570
Other assets	834	916
Total Assets	$ 195,063	$ 101,982
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Repurchase facilities payable	$ 87,880	$ 43,610
Warehouse facility payable	8,788	--
Accounts payable and accrued expenses	822	1,370
Due to Advisor and affiliates	690	331
Distributions payable	2,545	1,392
Total liabilities	100,725	46,703
Commitments and Contingencies		
Shareholders' equity:		
Shares of beneficial interest; $.10 par value; 25,000,000 shares authorized; 6,738,826 issued and 6,363,630 outstanding and 4,213,826 issued and 3,838,630 outstanding in 2002 and 2001, respectively	674	421
Treasury shares of beneficial interest; 375,196 shares	(38)	(38)
Additional paid-in capital	99,470	68,841
Distributions in excess of net income	(14,471)	(14,505)
Accumulated other comprehensive income	8,703	560
Total shareholders' equity	94,338	55,279
Total liabilities and shareholders' equity	$ 195,063	$ 101,982

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share amounts)

Years Ended December 31,	2002	2001	2000
Revenues:			
Interest income:			
Mortgage loans	$ 2,050	$ 2,773	$ 1,565
GNMA certificates	5,769	2,294	473
Commercial mortgage-backed security-related investment	--	--	3,190
Notes receivable	2,270	451	529
Temporary investments	50	73	2,084
Other income	319	107	69
Total revenues	10,458	5,698	7,910
Expenses:			
Interest	1,228	1,406	3,372
General and administrative	706	661	633
Fees to Advisor	1,520	593	761
FNMA loan program	358	--	--
Total expenses	3,812	2,660	4,766
Other income:			
Equity in earnings of ARCap	2,400	2,400	401
Net loss on commercial mortgage-backed security-related investment and government security sold short	--	--	(299)
Net gain (loss) on sale or repayment of mortgage loans and GNMA certificates	614	(251)	72
Total other income	3,014	2,149	174
Net income	$ 9,660	$ 5,187	$ 3,318
Net income per share (basic and diluted)	$ 1.61	$ 1.35	$ 0.86
Weighted average shares outstanding (basic and diluted)	6,017,740	3,838,630	3,838,630

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

(Dollars in thousands)

	Shares of Beneficial Interest		Treasury Shares of Beneficial Interest		Additional Paid-In Capital	Distributions in Excess of Net Income	Comprehensive Income	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount					
Balance at January 1, 2000	4,213,826	$ 421	(375,196)	$ (38)	$ 68,841	$ (11,878)		$ (255)	$ 57,091
Comprehensive income:									
Net income						3,318	$ 3,318		3,318
Other comprehensive income:									
Net unrealized holding gain arising during the period							291		
Less: reclassification adjustment for gains included in net income							(58)		
Total other comprehensive income							233	233	233
Comprehensive income							$ 3,551		
Distributions						(5,566)			(5,566)
Balance at December 31, 2000	4,213,826	421	(375,196)	(38)	68,841	(14,126)		(22)	55,076
Comprehensive income:									
Net income						5,187	$ 5,187		5,187
Other comprehensive income:									
Net unrealized holding gain arising during the period							582	582	582
Comprehensive income							$ 5,769		
Distributions						(5,566)			(5,566)
Balance at December 31, 2001	4,213,826	421	(375,196)	(38)	68,841	$ (14,505)		560	55,279
Comprehensive income:									
Net income						9,660	$ 9,660		9,660
Other comprehensive income:									
Unrealized holding gain arising during the period							8,757		
Less: reclassification adjustment for gain included in net income							(614)		
Total other comprehensive income							8,143	8,143	8,143
Comprehensive income							$ 17,803		
Issuance of common shares	2,525,000	253			30,629				30,882
Distributions						(9,626)			(9,626)
Balance at December 31, 2002	6,738,826	$ 674	(375,196)	$ (38)	$ 99,470	$ (14,471)		$ 8,703	$ 94,338

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 9,660	$ 5,187	$ 3,318
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss on commercial mortgage-backed security-related investment and government security sold short	--	--	299
Net loss (gain) on repayment of GNMA certificates and mortgage loans	(614)	251	(72)
Fannie Mae loan program	358	--	--
Equity in earnings of ARCap	(2,400)	(2,400)	(401)
Equity in income of unconsolidated subsidiary	--	--	(9)
Amortization - deferred financing costs	6	113	92
Amortization (income) expense-loan premium and origination costs and fees	(89)	79	163
Accretion of GNMA discount (premium)	23	(22)	(22)
Accretion of discount on commercial mortgage-backed security-related investment	--	--	(653)
Government security sold short	--	--	33,541
Purchase of government securities sold short	--	--	(72,329)
Changes in operating assets and liabilities:			
Investment in commercial mortgage-backed security-related investment	--	--	36,764
Deposit with broker as collateral for security sold short	--	--	37,733
Accrued interest receivable	(599)	111	499
Other assets	385	(410)	(355)
Due to Advisor and affiliates	359	(638)	575
Accounts payable and accrued expenses	(586)	1,069	240
Accrued interest payable	39	(6)	(380)
Net cash provided by operating activities	6,542	3,334	39,003
Cash flows from investing activities:			
Increase in investment in mortgage loans	(4,542)	(24,661)	(21,487)
Proceeds from repayments of mortgage loans	--	9,245	9,995
Periodic principal payments of mortgage loans	46	85	62
Funding of notes receivable	(22,307)	(9,959)	(7,414)
Repayment of notes receivable	7,683	--	6,000
Investment in ARCap preferred stock	--	--	(20,000)
Distribution from ARCap	2,406	2,196	--
Principal repayments of GNMA certificates	526	346	3,927
Investment in GNMA certificates	(55,768)	(6,506)	--
Costs relating to repayment of mortgage loans	--	(39)	(59)
Net cash used in investing activities	(71,956)	(29,293)	(28,976)

Continued...

CONSOLIDATED STATEMENTS OF CASH FLOWS

...Continued
(Dollars in thousands)

▷ Years Ended December 31,	2002	2001	2000
Cash flows from financing activities:			
Proceeds from repurchase facilities payable	100,750	62,030	13,699
Proceeds from warehouse facility payable	8,788	--	--
Repayments of repurchase facilities payable	(56,480)	(31,076)	(20,170)
Increase in deferred loan costs	(669)	(43)	(160)
Distributions paid to shareholders	(8,471)	(5,566)	(5,566)
Issuance of common shares	30,882	--	--
Net cash provided by (used in) financing activities	74,800	25,345	(12,197)
Net increase (decrease) in cash and cash equivalents	9,386	(614)	(2,170)
Cash and cash equivalents at the beginning of the year	1,018	1,632	3,802
Cash and cash equivalents at the end of the year	$ 10,404	$ 1,018	$ 1,632
Supplemental information:			
Interest paid	$ 1,163	$ 1,412	$ 3,752
Conversion of mortgage loans to GNMA Certificates			
Increases in GNMA certificates		$ 37,444	
Decrease in mortgage loans		(37,444)	
		$ 0	

See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements

NOTE 1 - General

American Mortgage Acceptance Company (the "Company") was formed on June 11, 1991 as a Massachusetts business trust. The Company elected to be treated as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

Effective April 26, 1999, upon authorization by the Company's Board of Trustees, the Company's name was changed from American Mortgage Investors Trust to American Mortgage Acceptance Company. The Company's shares of beneficial interest (the "Shares") commenced trading on the American Stock Exchange on July 1, 1999, under the symbol "AMC".

The Company's business plan focuses on originating and acquiring government-insured and uninsured mortgages secured by multifamily properties, which may take the form of government-insured first mortgages and uninsured mezzanine loans, construction loans and bridge loans. Additionally, the Company has indirectly invested in subordinate commercial mortgage-backed securities and may invest in other real estate assets, including non-multifamily mortgages, issues guarantees of construction and permanent financing, and makes standby and forward loan commitments.

The Company is governed by a board of trustees comprised of three independent trustees and two trustees who are affiliated with Related Capital Company ("Related"). The Company has engaged Related AMI Associates, Inc. (the "Advisor"), an affiliate of Related, to manage its day-to-day affairs. The Advisor has sub-contracted with Related to provide the services contemplated. Through the Advisor, Related offers the Company a core group of experienced staff and executive management providing the Company with services on both a full- and part-time basis. These services include, among other things, acquisition, financial, accounting, capital markets, asset monitoring, portfolio management, investor relations and public relations services. The Company believes that it benefits significantly from its relationship with Related, since Related provides the Company with resources that are not generally available to smaller-capitalized, self-managed companies.

NOTE 2 - Significant Accounting Policies

a) Basis of Presentation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Advisor to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of amortized assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and three wholly-owned subsidiaries which it controls: AMAC Repo Seller, AMAC/FM Corporation ("AMAC/FM") and AMAC Credit Facility, LLC. All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the "Company" as hereinafter used, refers to American Mortgage Acceptance Company and its subsidiaries.

b) Investments in Mortgage Loans and Notes Receivable

Mortgage loans and notes receivable are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees.

The Company's mezzanine investments bear interest at fixed rates, but also include provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. At the inception of each such investment, Company management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the AICPA. Although the accounting methodology does not affect the Company's cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if the Company expects that the amount of profit, whether called interest or another name, such as an equity kicker, that it expects to receive above a reasonable amount of interest and fees, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were to be accounted for as an investment in real estate, the Company's balance sheet would show the underlying property and its related senior debt (if such debt was not also held by the Company), and the income statement would include the property's rental revenues, operating expenses and depreciation.

If the Company expects that it will receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate if the borrower has a substantial equity investment in the property, if the Company has recourse to substantial assets of the borrower, if the property is generating sufficient cash flow to service normal loan amortization, or if certain other conditions are met. Under loan accounting, the Company recognizes interest income as earned and additional interest from participations as received. Joint venture accounting would require that the Company only record its share of the net income from the underlying property.

Company management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, the Company projects total cash flows over the loan's term and the Company's share in those cash flows, and considers the borrower's equity, the contractual cap, if any, on total yield to the Company over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making its assessment of the proper accounting. To date, the Company has determined that all mezzanine investments are properly accounted for as loans.

The Company accounts for its investments in mortgage loans and notes receivable under the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). Under SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires lenders to measure impaired loans based on: (i) the present value of expected future cash flows discounted at the loans' effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral-dependent. The Company's portfolio of mortgage loans and notes is periodically evaluated for possible impairment to establish appropriate loan loss reserves, if necessary. If, in the judgment of Company management, it is determined that it is probable that the Company will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established.

c) Investments in GNMA Certificates

The Company accounts for its investments in GNMA certificates under the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

At the date of acquisition, the Company elected to designate its GNMA certificates as available-for-sale securities. Available-for-sale securities are carried at fair value with net unrealized gain (loss) reported as a separate component of other comprehensive income until realized. The Company uses quoted market prices as its primary source of valuation information or, if quoted market prices are not available, uses values provided by third party pricing services. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the effective yield method. Realized gains and losses on securities are included in earnings and are recorded on the trade date and calculated as the difference between the amount of cash received and the amortized cost of the specific GNMA certificate, including unamortized discounts or premiums.

During 2001, the Company converted three of its FHA-guaranteed first mortgage loans into investments in GNMA certificates. Each loan's amortized cost became the cost basis of the applicable GNMA certificate, which also approximated the market value of the GNMA certificate at the conversion date. No gain or loss was recognized upon conversion. The three FHA-guaranteed first mortgage loans and the related GNMA certificates are serviced by third-party servicers. The conversion was made to improve the leveragability of the debt instruments and to reduce the interest rate on the associated borrowings. It is the Company's intention to hold its GNMA certificates to maturity, but elected the "available for sale" designation under SFAS 115 to give it the flexibility to liquidate these assets if business conditions require. The first mortgage loans remaining in the portfolio will not be converted to GNMA certificates and, along with future originations, are intended to be held to maturity.

d) Investment in ARCap
The Company's preferred equity investment in ARCap Investors, LLC ("ARCap") is accounted for using the equity method because the Company has the ability to exercise significant influence, but not control, over ARCap's operating and financial policies.

e) Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and temporary investments in short-term instruments with original maturity dates equal to or less than three months.

f) Loan Origination Costs and Fees
Acquisition fees and other direct expenses incurred for activities performed to originate or acquire mortgage loans have been capitalized and are included in Investment in Mortgage Loans in the balance sheets, net of any fees received from borrowers for loan originations. Loan origination costs and fees are being amortized to interest income using the effective yield method over the lives of the respective mortgages.

g) Revenue Recognition
The Company derives its revenues from a variety of investments and guarantees, summarized as follows:

- **Interest Income from Mortgage Loans and Notes Receivable** – Interest on mortgage loans and notes receivable is recognized on the accrual basis as it becomes due. Deferred loan origination costs and fees are amortized over the life of the applicable loan as an adjustment to interest income, using the interest method. Interest which was accrued is reversed out of income if deemed to be uncollectible. Certain mortgage loans (mezzanine investments) contain provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. This income is recognized when received.

- **Interest Income on GNMA Certificates** – Interest on GNMA certificates is recognized on the accrual basis as it becomes due. Interest income also includes the amortization or accretion of premiums and discounts recognized at the purchase date, using the effective yield method.

- **Interest Income on Temporary Investments** – Interest income from temporary investments, such as cash in banks and short-term instruments, is recognized on the accrual basis as it becomes due.

- **Equity in Earnings of ARCap** – The Company's equity in the earnings of ARCap Investors, LLC ("ARCap") is accrued at the Company's preferred dividend rate of 12%, unless ARCap does not have earnings and cash flows adequate to meet this dividend requirement.

- **Standby Loan Commitment Fees** – The Company receives fees for issuing standby loan commitments. If the Company does not expect to fund the commitment, the commitment fee is recognized ratably over the commitment period. If it is determined that it is possible or probable that a commitment will be exercised, such fees are deferred and, if the commitment is exercised, amortized over the life of the loan as an adjustment to interest income or, if the commitment expires unexercised, recognized as income upon expiration of the commitment.

- **Construction Guarantee and Loan Administration Fees** – The Company receives fees from borrowers for guaranteeing construction loans made by third-party lenders. The Company guarantees the loan during the period between construction completion and funding of the permanent loan. These fees are received in advance and are deferred and amortized into other income over the guarantee period. The Company also receives loan administration fees on these guaranteed loans, on a monthly basis during the guarantee period. These fees are recognized in other income as they become due.

- **Loss Sharing/Guarantee Fees** – The Company receives loss sharing/guarantee fees related to the FNMA DUS program. These fees are received monthly and recognized in other income as they become due.

h) Repurchase Facilities Payable
The Company finances its investments in GNMA certificates under a repurchase facility with an investment bank. Under such facility, the GNMA certificates are sold to the investment bank under an agreement requiring the Company to repurchase such certificates for a fixed price on a fixed date, generally 30 days from sale date. These transactions are accounted for as collateralized borrowings. Accordingly, the GNMA certificates remain on the Company's consolidated balance sheet, with the proceeds from the sales included on the consolidated balance sheet as "Repurchase Facilities Payable". The difference between the sales proceeds and the fixed repurchase price is recorded as interest expense ratably over the period between the sale and repurchase.

i) Fair Value of Financial Instruments
As described above, the Company's GNMA certificates are carried at estimated fair values. The Company has determined that the fair value of its remaining financial instruments, including its mortgage loans and cash and cash equivalents, notes receivable, investment in ARCap, and secured borrowings approximate their carrying values at December 31, 2002 and 2001. The fair value of investments in mortgage loans, ARCap and GNMA certificates are based on actual market price quotes or by determining the present value of the projected future cash flows using appropriate discount

rates, credit losses and prepayment assumptions. Other financial instruments carry interest rates which are deemed to approximate market rates.

j) Income Taxes

The Company has qualified as a REIT under the Code. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") which is distributed to its shareholders provided that at least 90% of Taxable Income is distributed and provided that such income meets certain other conditions. Accordingly, no provision for federal income taxes is required. The Company may be subject to state taxes in certain jurisdictions.

During 2002, the Company declared distributions of $1.51 per share. For federal income tax purposes, the Company's distribution totaled $1.47, of which $1.42 and $0.05 were reported as ordinary income and capital gain, respectively, to shareholders for 2002.

k) Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," requires the Company to classify items of "other comprehensive income", such as unrealized gains and losses on its investment in GNMA certificates, by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from shareholders' equity in the shareholders' equity section of the balance sheets. In accordance with SFAS No. 130, cumulative unrealized gains and losses on securities available-for-sale are classified as accumulated other comprehensive income in shareholders' equity and current period unrealized gains and losses are included as a component of comprehensive income.

l) Segment Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires enterprises to report certain financial and descriptive information about their reportable operating segments, and certain enterprise-wide disclosures regarding products and services, geographic areas and major customers. The Company is an investor in mortgage products and operates in only one reportable segment. The Company's chief operating decision maker, its president and chief executive officer, makes asset allocation decisions between various real estate lending activities as opportunities are brought to the Company through its relationship with the Advisor. Each potential investment is evaluated for its potential return on investment and risks. The Company does not have or rely upon any major customers. All of the Company's investments are secured by real estate properties located in the United States; accordingly, all of its revenues were derived from U.S. operations.

m) New Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It was implemented by the Company on January 1, 2001. Because the Company does not currently utilize derivatives, implementation of this statement did not have a material effect on the Company's consolidated financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations"(SFAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new standards for accounting and reporting for business combinations and for goodwill and intangible assets resulting from business combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001; the Company implemented SFAS 142 on January 1, 2002. Implementation of these statements did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability or an asset retirement obligation to be recorded in the period in which it is incurred. SFAS No. 143 is not effective until January 1, 2003. Management does not anticipate that the implementation of this statement will have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company implemented SFAS No. 144 on January 1, 2002. Implementation of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and accordingly, the reporting of gains and losses from the early extinguishments of debt as extraordinary items will only be required if they meet the specific criteria for extraordinary items included in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations". The rescission of SFAS No. 4 is effective January 1, 2003. Management does not anticipate that the implementation of this statement will have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is not effective until January 1, 2003. Management does not anticipate that the implementation of this statement will have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are included in Note 13. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company currently receives a fee, in advance, for acting as a guarantor of certain construction loans. This fee is deferred and amortized over the guarantee period. The Company believes that the fee received approximates the fair value of the obligation undertaken in issuing the guarantee; therefore, the Company's current accounting for these guarantees will not be affected by this Interpretation. The Company has ceased making new guarantees under its Fannie Mae DUS program (see Note 13) and is in the process of transferring its rights and obligations under this program to a third party; therefore, this Interpretation will not have an impact on the accounting for these guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and the Company will need to apply its provisions to any existing variable interest in variable interest entities by no later than July 1, 2003. The Company is in the process of evaluating all of its mezzanine loans, which may be deemed variable interests in variable interest entities under the provision of FIN 46. The real estate entities whose ownership interests collateralize these loans have assets totaling approximately $110,000,000 at December 31, 2002. The Company's maximum exposure to loss represents its recorded investment in these loans, totaling $12,448,000 at December 31, 2002. The Company believes that some, and possibly all, of these investments may not ultimately fall under the provisions of FIN 46 and, accordingly, continue to be accounted for as loans and not consolidated as investments in real estate. The Company cannot make any definitive conclusion until it completes its evaluation.

n) Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

NOTE 3 - Investments in Mortgage Loans

Information relating to the Company's investments in mortgage loans as of December 31, 2002 is as follows:

(Dollars in thousands)

Property	Description	Final Maturity Date	Call Date (A)	Interest Rate (B)	Lifetime Interest Cap	Share of Excess Operating Cash Flows	Share of Excess Sale or Refinancing Proceeds	Periodic Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages (C)	Unamortized Costs and Fees	Carrying Amount of Mortgages (D)	Interest Earned Applic-able to the Year Ended Dec. 31, 2002
First Mortgage Loans:													
Stony Brook II (E)(M)(P)													
East Haven, CT	125 Units	6/37	12/06	7.625%	N/A	N/A	N/A	(F)	--	$ 8,285	$ --	$ 8,285	$633
Sunset Gardens													
Eagle Pass, TX	60 Units	9/03	N/A	11.50%	N/A	N/A	N/A	(H)	--	1,323	(14)	1,309	99
Northbrooke													
Harris County, TX	240 Units	8/43	N/A	7.45%	N/A	N/A	N/A	(L)	--	--	--	--	16
Alexandrine Square													
Detroit, MI	30 Units	12/03	N/A	11.00%	N/A	N/A	N/A	(H)	--	342	--	342	15
Subtotal First Mortgage Loans										9,950	(14)	9,936	763
Mezzanine Loans (G):													
Stabilized Properties													
Stony Brook II (J)(N)(P)													
East Haven, CT	125 Units	6/37	12/06	15.33%	16%	40%	35%	(H)	$ 8,285	764	(113)	651	90
Plaza at San Jacinto (K)(N)													
Houston, TX	132 Units	1/43	6/11	11.40%	16%	50%	50%	(H)	6,522	1,250	(24)	1,226	149
Subtotal Stabilized Properties									2,014	(137)	1,877	239	
Properties in Lease-Up													
The Hollows (K)(N)													
Greenville, NC	184 Units	1/42	1/12	10.00%	16%	50%	25%	(H)	8,915	1,549	(150)	1,399	191
Elmhurst Village (J)(N)													
Oveido, FL	313 Units	1/42	3/19	10.00%	16%	50%	25%	(H)	21,677 (L)	2,874	(419)	2,455	319
The Reserve at													
Autumn Creek (J)(N)													
Friendswood, TX	212 Units	1/42	9/14	10.00%	16%	50%	25%	(H)	16,023 (L)	1,987	(60)	1,927	192
Subtotal Properties in Lease-Up										6,410	(629)	5,781	702
Properties in Construction													
Club at Brazos (I)(K)(N)													
Rosenberg, TX	200 Units	5/43	TBD	10.00%	14%	50%	25%	(H)	13,436	1,962	(77)	1,885	198
Northbrooke (J)(N)													
Harris County, TX	240 Units	8/43	TBD	11.50%	14%	50%	50%	(H)	10,475 (L)	1,500	(136)	1,364	134
Del Mar Villas													
Dallas, TX	260 Units	4/04	N/A	LIBOR + 4.625%	(O)	N/A	N/A	(H)	5,554	765	--	765	8
Mountain Valley													
Dallas, TX	312 Units	11/04	N/A	LIBOR + 4.750%	(O)	N/A	N/A	(H)	5,242	776	--	776	6
Subtotal Properties in Construction										5,003	(213)	4,790	346
Subtotal Mezzanine Loans										13,427	(979)	12,448	1,287
Total Mortgage Loans										$23,377	$(993)	$22,384	$2,050

(A) Loans are subject to mandatory prepayment at the option of the Company ten years after construction completion, with one year's notice. Loans with a call date of "TBD" are still under construction.

(B) Interest on the mezzanine loans is based on a fixed percentage of the unpaid principal balance of the related first mortgage loan (prior liens). The amount shown is the approximate effective rate earned on the balance of the mezzanine loan. The mezzanine loans also provide for payments of additional interest based on a percentage of cash flow remaining after debt service and participation in sale or refinancing proceeds and certain provisions that cap the Company's total yield, including additional interest and participations, over the term of the loan.

(C) No principal amounts of mortgage loans are subject to delinquent interest as of December 31, 2002.

(D) Carrying amounts of the loans are net of unamortized origination costs and fees and loan discounts.

(E) Interest and principal payments on this first mortgage loan are insured by the U.S. Department of Housing and Urban Development.

(F) Requires monthly payments of principal and interest based on a 40-year amortization period. Loan is subject to five-year lock-out against prepayments, as well as a prepayment penalty structure during the second five-year term of the loan.

(G) The principal balance of the mezzanine loans is secured by the partnership interests of the entity that owns the underlying property and a third mortgage deed of trust. Interest payments on the mezzanine loans are secured by a second mortgage deed of trust and are guaranteed for the first 36 months after construction completion by an entity related to the general partner of the entity that owns the underlying property.

(H) Interest only payments are due monthly, with loan balance due at maturity.

(I) The funding of this mezzanine loan is based on property level operational achievements.

(J) The Company has an interest in the first lien position relating to this mezzanine loan.

(K) The Company does not have an interest in the first lien position relating to this mezzanine loan.

(L) The first mortgage loans related to those properties were converted from participations in FHA loans to ownership of the GNMA certificates and are held by the Company.

(M) This first mortgage loan is pledged to secure the Company's obligation under a first loss protection agreement with Fannie Mae – see Note 14.

(N) Lifetime interest cap represents the maximum annual return, including interest, fees and participations, that can be earned by the Company over the life of the mezzanine loan, computed as a percentage of the balance of the first mortgage loan plus the mezzanine loan.

(O) Interest cap on these loans is the maximum rate permitted by law.

(P) The Stony Brook II first mortgage loan and mezzanine loan were repaid in January 2003 – See Note 14.

Further information relating to investments in mortgage loans for the years ended December 31, 2002, 2001 and 2000 is as follows:
(Dollars in thousands)

	2002	2001	2000
Reconciliation of mortgage loans:			
Balance at beginning of period	$17,799	$31,829	$28,893
Advances made during the period	4,711	24,813	22,253
Conversion of mortgage loans to GNMA certificates	--	(37,444)	--
Loan origination fees (net of acquisition expenses)	(169)	(152)	(766)
Proceeds from repayment of mortgage loans	--	(9,245)	(9,995)
Periodic principal payments of mortgage loans	(46)	(85)	(62)
Loan contributed to unconsolidated subsidiary	--	--	(8,404)
Consolidation of previously unconsolidated subsidiary	--	8,374	--
Excess (deficiency) of proceeds over carrying value of mortgage loans	--	(251)	14
Amortization and accretion – net	89	(40)	(104)
Investments in mortgage loans - December 31,	$22,384	$17,799	$31,829



NOTE 4 - Investments in GNMA Certificates – Available for Sale

Information relating to GNMA certificates owned by the Company as of December 31, 2002, is as follows:
(Dollars in thousands)

Name	Certificate Number	Date Purchased/ Final Payment Date	Stated Interest Rate	Principal at December 31, 2002	Amortized Cost at December 31, 2002	Unrealized Gain (Loss) at December 31, 2002	Fair Value at December 31, 2002	Interest Income Earned Applicable to the Year Ended December 31, 2002
Western Manor (1)	0355540	7/27/94 3/15/29	7.125%	$ 2,460	$ 2,470	$ 39	$ 2,509	$ 196
Copper Commons (1)	0382486	7/28/94 8/15/29	8.500%	2,088	2,158	(28)	2,130	179
SunCoast Capital Group, Ltd. (1)	G002412	6/23/97 4/20/27	7.000%	546	547	32	579	50
Hollows Apts. (2)	511909	5/29/01	--	--	--	--	--	197
Elmhurst Village (1)	549391	6/28/01 1/1/42	7.745%	21,677	21,677	922	22,599	1,659
Reserve at Autumn Creek (1)	448748	6/28/01 1/1/42	7.745%	16,023	16,023	2,574	18,597	1,200
Casitas at Montecito (1) (3)	519289	3/11/02 10/15/42	7.300%	5,787	6,178	458	6,636	321
Village at Marshfield (1)	519281	3/11/02 1/15/42	7.475%	19,869	21,493	1,331	22,824	1,140
Cantera Crossing (1)	532662	3/28/02 6/1/29	6.500%	5,555	5,489	592	6,081	210
Fillmore Park (1)	536739	3/28/02 10/15/42	6.700%	1,189	1,203	116	1,319	48
Northbrooke (1)	548972	5/24/02 8/1/43	7.080%	10,475	10,625	1,231	11,856	244
Ellington Plaza (1)	585494	7/26/02 6/1/44	6.835%	10,501	10,559	1,159	11,718	258
Burlington (1)	595515	11/1/02 4/15/31	5.900%	6,824	6,909	277	7,186	67
Total				$102,994	$105,331	$ 8,703	$114,034	$ 5,769

(1) *These GNMA certificates are partially or wholly pledged as collateral for borrowings under the repurchase facility – See Note 7.*

(2) *This GNMA Certificate was sold March 25, 2002, resulting in a gain of approximately $614,000.*

(3) *This GNMA certificate was repaid in March 2003.*

The amortized cost, unrealized gain and fair value for the investment in GNMA certificates at December 31, 2002 and 2001 were as follows:

(Dollars in thousands)

December 31,	2002	2001
Amortized cost	$105,331	$49,499
Net unrealized gain	8,703	561
Fair value	$114,034	$50,060

For the year ended December 31, 2002, there were gross unrealized gains and losses of $8,730,076 and $27,147 respectively, on GNMA certificates. For the year ended December 31, 2001, there were gross unrealized gains and losses of $579,252 and $18,865, respectively, on GNMA certificates.

Due to the complexity of the GNMA structure and the uncertainty of future economic events and other factors that affect interest rates and mortgage prepayments, it is not possible to predict the effect of future events upon the yield to maturity or the market value of the GNMA certificates upon any sale or other disposition or whether the Company, if it chose to, would be able to reinvest proceeds from prepayments at favorable rates relative to the coupon rate.

NOTE 5 - CMBS-Related Investment and Short Sale; Investment in ARCap

On September 30, 1999, the Company acquired from ARCap a "BB+" rated subordinated CMBS from a Chase Manhattan Bank-First Union Nation Bank Commercial Mortgage Trust. The CMBS investment, which was purchased for $35,622,358, had a face amount of $50,399,711 and an annual coupon rate of 6.4%. The Company purchased the CMBS investment using cash and debt provided through a Bear Stearns Repurchase Facility. In connection with this acquisition, the Company entered into an agreement with ARCap. Under the agreement, the Company had the right to sell the CMBS investment to ARCap and purchase a preferred equity position in ARCap, all based on the then fair value of the CMBS investment.

This investment was accounted for as a trading asset and carried at estimated fair value, with changes in fair value included in earnings. Interest income was accrued as it became receivable, and included accretion of discounts, computed using the effective yield method, after considering estimated prepayments and credit losses. The Company recognized gains on this investment totaling $1,496,017 in 2000 due to mark-to-market adjustments.

On September 30, 1999, in order to mitigate the potential income statement effect of changes in the fair value of its CMBS investment caused by changes in interest rates, the Company entered into a short sale involving the sale of a U.S. Treasury Note with a face amount of $39,327,000 and an annual coupon rate of 5.625% borrowed from Bear Stearns & Co., Inc. ("Bear Stearns"). On March 16, 2000, the Company replaced the borrowed security by purchasing such security through Bear Stearns, and entered into an additional short sale contract involving the sale of a U.S. Treasury Note with a face amount of $34,512,000 and an annual coupon rate of 6.0% borrowed from Bear Stearns. Short sale positions were carried at estimated fair value, with changes in fair value included in earnings. The Company recognized losses on these positions totaling $1,795,572 in 2000 due to mark-to-market adjustments.

On November 1, 2000, the Company, in accordance with the agreement with ARCap, sold the CMBS investment to ARCap and repaid its borrowing under the repurchase facility, closed out its short sale position and purchased a preferred equity interest in ARCap in the face amount of $20,000,000, with a preferred dividend rate of 12%. This preferred equity interest was recorded at $19,640,637, representing the fair value of the CMBS investment at the date of the transaction, less the Bear Stearns Repurchase Facility repayment plus approximately $3.5 million in cash paid to ARCap.

The Company owns 800,000 preferred equity units of ARCap, with a face amount of $25 per unit, representing a 7.27% ownership and voting interest. The preferred equity units are convertible, at the Company's option, into ARCap common units. If converted into common units, the conversion price is equivalent to $25 per unit, subject to certain adjustments. Also, if not already converted, for a period of sixty days following the fifth anniversary of the first closing date, which will be August 4, 2005, the preferred equity units are convertible, at the Company's option, into a three-year note bearing interest at 12% that would be junior to all of ARCap's then existing indebtedness. The preferred equity units are also redeemable, at the option of ARCap, up until the fifth anniversary of the first closing date.

Summarized information for ARCap as of December 31, 2002 and 2001, and the years then ended is as follows:

(Dollars in millions)

	2002	2001
Investment securities - trading	$799	$565
Other assets	24	31
Total assets	$823	$596
Repurchase agreements and long-term debt	$392	$322
Other liabilities	206	50
Members' equity	225	224
Total liabilities and equity	$823	$596
Total revenues	$ 96	$ 63
Total expenses	65	50
Net income	$ 31	$ 13

NOTE 6 - Notes Receivable

The Company's notes receivable are collateralized by equity interest in the owner of the related property and consist of the following as of December 31, 2002:

(Dollars in thousands)

Property	Location	Number of Apartment Units	Outstanding Principal Balance	Unamortized Costs and Fees	Carrying Amount	Remaining Committed Balance to Fund	Interest Rate	Maturity
Alexandrine (3)	Detroit, MI	30	$ 214	$ --	$ 214	$ --	12.50%	November 2002 (5)
Concord at Palm (6)	Houston, TX	360	3,850	18	3,832	--	12.00%	December 2003
Parwood (3)	Long Beach, CA	528	3,022 (1)	25	2,997	1,578	11.00%	January 2004
Concord at Little York	Houston, TX	276	3,500	25	3,475	--	12.00%	February 2004
Concord at Gulfgate	Houston, TX	288	3,500	47	3,453	--	12.00%	May 2004
Reserve at Fox River (3)	Yorkville, IL	132	1,350	11	1,339	--	12.00%	May 2003
Del Mar Villas (4)	Dallas, TX	260	5,554	42	5,512	--	LIBOR + 4.625%	April 2004
Mountain Valley (4)	Dallas, TX	312	5,242	67	5,175	1,065 (2)	LIBOR + 4.750%	November 2004
Total		2,186	$26,232	$235	$25,997	$2,643		

(1) Funded on an as needed basis.

(2) To be funded for rehabilitation.

(3) These loans are to limited partnerships whose general partners are affiliates of the Advisor (see Note 9).

(4) Pledged as collateral in connection with warehouse facility with Fleet National Bank (see Note 8).

(5) Consists of two notes that mature in November 2002. One note, in the approximate amount of $207,000, was repaid January 2003. The remaining note, in the amount of $6,800, remains unpaid.

(6) The Concord at Palm bridge loan was repaid in full in March 2003.

NOTE 7 - Repurchase Facilities

Effective February 15, 2000, the Company entered into a $60 million FHA repurchase facility with Nomura Asset Capital Corporation (the "Nomura Repurchase Facility") with a term of one year. This facility enabled the Company to borrow up to 90% with a qualified hedge or 80% without a qualified hedge of the fair market value of FHA loans owned by the Company. The Nomura Repurchase Facility was renewed February 15, 2001 for $40 million, with a one time option to increase to $60 million, for a one year term and interest at LIBOR plus 1.25%. At December 31, 2001, there was no outstanding balance. Deferred costs relating to the Nomura Repurchase Facility have been fully amortized. This Repurchase Facility was not renewed in 2002.

Effective February 15, 2000, the Company also entered into a repurchase facility with Nomura Securities International Inc. (the "Nomura Securities Repurchase Facility"). This facility enables the Company to borrow up to 95% of the fair market value of GNMA certificates and other qualified mortgage securities owned by the Company. Up until May 2002, borrowings would bear interest at LIBOR plus 0.50%. Subsequent to May 2002, interest on borrowings decreased to LIBOR plus 0.05%. As of December 31, 2002 and 2001, the amount outstanding under this facility was $87.9 million and $43.6 million, respectively, and interest rates were 1.47% and 2.58%, respectively. Deferred costs relating to the Nomura Securities Repurchase Facility have been fully amortized. All amounts outstanding at December 31, 2002 had 30 day settlement terms. As of December 31, 2002 and 2001, all GNMA certificates owned by the Company were wholly or partially pledged as collateral.

NOTE 8 - Warehouse Facilities

In October 2002, the Company entered into a mortgage warehouse line of credit (the "Fleet Warehouse") with Fleet National Bank ("Fleet") in the amount of $40 million. Advances under the Fleet Warehouse Facility, up to 83% of the total loan package, will be used to fund first mortgage loans, which the Company will make to its customers for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties located in stable sub-markets. The Facility, which matures April 2006, bears an interest rate of LIBOR plus 200 basis points (3.46% and 3.42% for Del Mar Villas and Mountain Valley loans, respectively, at December 31, 2002), payable monthly on advances. Principal is due upon the earlier of refinance or sale of the underlying project or upon maturity. The Company will pay a fee of 12.5 basis points, paid quarterly, on any unused portion of the Facility. As of December 31, 2002, the Company had approximately $8.8 million in loans outstanding under this program.

NOTE 9 - Related Party Transactions

Pursuant to the amended Advisory Agreement between the Company and the Advisor, the Advisor receives certain fees, in addition to reimbursements of certain administrative and other costs incurred by the Advisor on behalf of the Company, for its ongoing management and operations of the Company:

Fees/Compensation	Annual Amount
I. Asset management fees	0.355% for investments in mortgage loans
	0.355% for certain investment grade investments
	0.750% for certain non-investment grade investments
	1.000% for unrated investments
	0.625% for investments held prior to the adoption of the amended Advisory Agreement between the Company and the Advisor dated April 6, 1999.
II. Annual incentive fees	A) 25% of the dollar amount by which

(1) (a) funds from operations (before the annual incentive fee) per share (based on the weighted average number of shares outstanding), plus

(b) gains (or minus losses) from debt restructuring and sales of property per share (based on the weighted average number of shares outstanding), exceed

(2) an amount equal to the greater of:

(a) (i) the weighted average of (x) $20 (the price per share in the Company's initial public offering) and (y) the prices per share of any secondary offerings by the Company multiplied by

(ii) the ten year U.S. Treasury Rate plus 2% per annum; and

(b) $1.45 multiplied by

B) the weighted average number of shares outstanding during such year.

The Advisor will not receive an annual incentive fee in any fiscal year unless shareholders have received a minimum annual distribution of $1.45 per share for that fiscal year.

In addition, with respect to new mortgage loans acquired by the Company, the Advisor will receive origination points paid by borrowers equal to up to 1% of the principal amount of each mortgage loan and the Company will receive origination points paid by borrowers in excess of 1%.

During 2002, the Company made an agreement with the Advisor, whereby the Advisor waived approximately $71,000 in net fees and expense reimbursements, in light of higher than usual expenses related to the origination of investments that were never completed.

The costs incurred to related parties for the years ended December 31, 2002, 2001 and 2000 were as follows:

(Dollars in thousands)

Years Ended December 31,	2002	2001	2000
Expense reimbursement	$ 447	$ 345	$ 375
Asset management fees	838	248	386
Incentive fee	235	–	–
	$1,520	$ 593	$ 761

Asset management fees, the incentive management fee and expense reimbursements owed to the Advisor and its affiliates amounting to approximately $553,000 and $318,000 were accrued and unpaid at December 31, 2002 and 2001, respectively.

Some of the Company's notes receivable (see Note 6), the guarantee on Creekside Apartments and standby bridge loan commitments described in Note 13 are to limited partnerships where the general partner is an affiliate of the Advisor.

In December 2002, Charter Municipal Mortgage Company announced a proposed acquisition of Related Capital Company, an affiliate of the Advisor. This acquisition will not affect the Company or its day-to-day operations.

NOTE 10 - Earnings Per Share

Basic net income per share in the amount of $1.61, $1.35 and $0.86 for the years ended December 31, 2002, 2001 and 2000, respectively, equals net income for the periods ($9,659,362, $5,187,064 and $3,317,757, respectively), divided by the weighted average number of shares outstanding for the periods (6,017,740, 3,838,630 and 3,838,630, respectively).

Because the Company had no dilutive securities outstanding during 2002, 2001 and 2000, diluted net income per share is the same as basic net income per share for all periods presented.

NOTE 11 - Capital Shares

On February 25, 2002, the Company completed a public offering of 2.5 million common shares at a price of $13.50 per share. The net proceeds from this offering, approximately $31 million, net of underwriter's discount and expenses, were used to fund investments.

The Company has an incentive share option plan, under which the Compensation Committee of the board of trustees has the authority to issue options to the Company's trustees and employees of the Advisor to purchase, in the aggregate that number of shares which is equal to three percent of the shares outstanding as of December 31 of the immediately preceding calendar year, provided that the Compensation Committee may only issue, in the aggregate, options to purchase a maximum number of shares over the life of the Incentive Share Option Plan equal to 383,363 shares. No options have been granted under this plan as of December 31, 2002.

NOTE 12 - Selected Quarterly Financial Data

	2002 Quarter Ended (*Dollars in thousands except per share amounts*) (*unaudited*)			
	March 31	June 30	September 30	December 31
Revenues:				
Interest income:				
Mortgage loans	$ 401	$ 609	$ 536	$ 504
GNMA certificates	1,084	1,370	1,548	1,767
Notes receivable	487	627	548	608
Temporary investments	11	13	16	10
Other income	60	76	67	116
Total revenues	2,043	2,695	2,715	3,005
Expenses:				
Interest	272	307	290	359
General and administrative	126	164	119	297
Fees to Advisor	357	371	318	474
FNMA loan program	355	3	–	–
Total expenses	1,110	845	727	1,130
Other income:				
Equity in earnings of ARCap	592	608	600	600
Net gain on repayment of mortgage loans and GNMA certificates	614	–	–	–
Total other income	1,206	608	600	600
Net income	$ 2,139	$ 2,458	$ 2,588	$ 2,475
Net income per weighted average share (basic and diluted)	$ 0.43	$ 0.39	$ 0.41	$ 0.39
Weighted average shares outstanding (basic and diluted)	4,960,852	6,363,630	6,363,630	6,363,630

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues:				
Interest income:				
Mortgage loans	$ 888	$ 1,018	$ 350 (1)	$ 517 (1)
GNMA certificates	116	379	860 (1)	939 (1)
Notes receivable	45	61	127	218
Temporary investments	17	10	20	26
Other income	6	25	39	37
Total revenues	1,072	1,493	1,396	1,737
Expenses:				
Interest	275	361	463	307
General and administrative	140	122	115	284
Fees to Advisor	118	178	121	176
Total expenses	533	661	699	767
Other income:				
Equity in earnings of ARCap	592	592	604	612
Net loss on repayment of mortgage loans and GNMA certificates	–	–	(212)	(39)
Total other income	592	592	392	573
Net income	$ 1,131	$ 1,424	$ 1,089	$ 1,543
Net income per weighted average share (basic and diluted)	$ 0.29	$ 0.37	$ 0.28	$ 0.40
Weighted average shares outstanding (basic and diluted)	3,838,630	3,838,630	3,838,630	3,838,630

(1) Interest income from mortgage loans and from GNMA certificates in the third quarter of 2001 reflects the impact of the conversion of three mortgage loans into GNMA certificates during the second quarter 2001. The increase or decrease in interest income was primarily a result of the interest income earned by these loans converted to GNMA certificates subsequent to the conversion. No gains or losses resulted from the conversion.

NOTE 13 - Commitments and Contingencies

The Company entered into a loan program with Fannie Mae, which agreed to fully fund the origination of $250 million of Delegated Underwriter and Servicer loans for apartment properties that qualify for low-income housing tax credits under Section 42 of the Internal Revenue Code. Under the loan program, the Company intended to originate and contract for individual loans of up to $6 million each over a two-year period in conjunction with American Property Financing, an unaffiliated third party, which would underwrite and service the loans for Fannie Mae. The Company guarantees a first loss position of up to $21.25 million, depending on the aggregate principal amount of the loans the Company originates under this program and would receive guaranty, loan origination and other fees. The Company also guarantees construction loans for which it has issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which it guarantees repayment of 100% of such construction loans. As of December 31, 2002, the Company has originated loans totaling approximately $3.3 million under the Fannie Mae program and has made forward commitments for an additional approximate $4.0 million. The Company's maximum guaranty at December 31, 2002 was approximately $7.3 million.

During August 2002, the Company purchased one construction loan in the amount of $342,000 due to a default on a construction loan that was 100% guaranteed by the Company under the Fannie Mae program. The loan defaulted due to problems relating to construction issues of Alexandrine Square, a 30-unit apartment complex in Detroit, Michigan. The construction loan is classified as a first mortgage loan on the balance sheet at December 31, 2002.

Subsequent to creating this program, the level of loan origination competition has increased, reducing the program's projected financing value and profitability. As a result, the Company decided in the first quarter of 2002 to discontinue this program. The Company has reached an agreement in principle to terminate this program and transfer its rights and obligations to a third party. There can be no assurance, however, that this agreement will be consummated. Accordingly, during the first quarter of 2002, the Company wrote off the balance of unamortized deferred costs relating to this program. This write-off totaled approximately $358,000 and is included in Fannie Mae loan program expenses in the Consolidated Statement of Income.

Except for the write-off of the program costs described above, the Fannie Mae loan program has not had, and its discontinuance is not anticipated to have, a significant impact on the Company's financial condition or results of operations.

The following table provides information relating to the loans originated and forward commitments made on Fannie Mae's behalf.

(Dollars in thousands)

Loans Originated

Property	Location	Number of Apartment Units	Loan Amount	Loss Sharing Fee (annual rate)
Valley View	Cedar Rapids, IA	96	$2,187	0.36%
Maple Ridge Apartments	Jackson, MI	69	1,137	0.52%
Total		165	$3,324	

Forward Commitments

Property	Location	Number of Apartment Units	Loan Amount	Loss Sharing Fee (annual rate)
Cameron Creek Apartments	Dade County, FL	148	$3,000	0.35%
Desert View Apartments	Coolidge, AZ	372	1,011	0.52%
Total		520	$4,011	



Standby and Forward Loan and GNMA Commitments

During 2002, the Company issued the following standby and forward bridge and permanent loan commitments for the purpose of constructing/rehabilitating certain multifamily apartment complexes in various locations.

(Dollars in thousands)

Standby and Forward Bridge Loan Commitments

Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments: Less than 1 Year	1-3 Years
Jan-02	Parwood	Long Beach, CA	528	$ –	$ 1,578 (3)
Jan-02	Valley View/Summertree (7)	Little Rock, AK	240	400 (1)(4)	–
May-02	McMullen Square	San Antonio, TX	100	400 (8)(4)	–
Jul-02	Clark's Crossing Apartments	Laredo, TX	160	–	1,649 (2)(5)
Nov-02	Mountain Valley	Dallas, TX	312	–	1,065 (3)
Total Standby and Forward Bridge Loan Commitments			1,340	$ 800	$ 4,292

Standby and Forward Permanent Loan Commitments

Issue Date	Project	Location	No. of Apt. Units	Maximum Amount of Commitments: Less than 1 Year	1-3 Years
Mar-02	Sunset Gardens	Eagle Pass, TX	60	$ 177 (3)	–
May-02	Highland Park	Topeka, TX	200	4,250 (1)(5)(6)	–
Total Standby and Forward Permanent Loan Commitments			260	$4,427	–

Forward GNMA Commitments

Date Purchased	Project	Maximum Amount of Commitments Less than 1 Year	1-3 Years
Mar-02	Cantera Crossing	$ 973 (3)	$ –
Mar-02	Fillmore Park	235 (3)	–
Mar-02	Casitas at Montecito	708 (3)	–
May-02	Ellington Plaza	27,114 (3)	–
N/A	Northbrooke	3,415 (3)	–
Total Forward GNMA Commitments		$32,445	–
Total Standby and Forward Loan and GNMA Commitments		$37,672	$4,292

(1) *Funding not anticipated to occur.*

(2) *Initial funding in the amount of $550,000 has occurred during March 2003. Remaining fundings are on an as needed basis.*

(3) *Funding has already begun. Amount represents remaining commitment to be funded.*

(4) *The Company received a loan commitment fee of 2.50% for issuing the commitment.*

(5) *The Company received a loan commitment fee of 2.00% for issuing the commitment.*

(6) *The Company will receive a 1% loan origination fee if funding occurs.*

(7) *The first mortgage bond relating to these apartments is held by Charter Municipal Mortgage Acceptance Company ("CharterMac"), a publicly traded company which is managed by an affiliate of the Advisor.*

(8) *Expired in February 2003.*

Construction Loan Guarantees

During 2002, the Company has guaranteed the following loans in relation to the construction of affordable multifamily apartment complexes in various locations. The construction loan guarantees will provide credit support for the following projects after construction completion, up until the date in which permanent financing takes place.

During October 2002, the Company entered into an agreement with Wachovia Bank, National Assocation ("Wachovia") to provide stabilization guarantees for new construction of multi-family properties under the LIHTC program. Wachovia already provides construction and stabilization guarantees to Fannie Mae, for loans Wachovia originates under the Fannie Mae LIHTC forward commitment loan program, but only for loans within regions of the country Wachovia has designated to be within its territory. For loans outside Wachovia's territory, the Company has agreed to issue a stabilization guarantee, for the benefit of Wachovia. The Company is guaranteeing that properties which have completed construction will stabilize and the associated construction loans will convert to permanent Fannie Mae loans. The Company receives origination and guarantee fees from the developers for providing the guarantees. If the properties do not stabilize with enough Net Operating Income for Fannie Mae to fully fund their commitment, AMAC may be required to purchase the construction loan from Wachovia or to fund the difference between the construction loan amount and the reduced Fannie Mae Permanent Loan Amount.

(Dollars in thousands)

Date Closed	Project	Location	No. of Units	Maximum Amount of Guarantee Less than 1 Year	1-3 Years	Loan Administration Fee (1) (annual percentage)	Construction Guarantee Fee (2)
Jul-02	Clark's Crossing	Laredo, TX	160	$ 4,790	$ –	0.500%	0.625%
Sep-02	Creekside Apts.	Colorado Springs, CO	144	7,500	–	0.375%	–
Oct-02	Village at Meadowbend	Temple, TX	138	–	3,675	0.500%	0.750%
Nov-02	Mapleview Apartments (3)	Saginaw, MI	104	–	3,240	0.625%	0.247%
Total			546	$ 12,290	$ 6,915		

(1) *Loan Administration Fee is paid on a monthly basis during the guarantee period.*

(2) *Construction Guarantee Fee is an up-front fee – paid at closing and amortized over the guarantee period.*

(3) *Guarantee was made under Wachovia Bank, National Association Guarantee Agreement.*

For each of these guarantees, and for the guarantees issued under the Fannie Mae program discussed in the first paragraph of this Note 13, the Company monitors the status of the underlying properties and evaluates its exposure under the guarantees. To date, the Company has concluded that no accrual for probable losses is required under SFAS 5.

NOTE 14 - Subsequent Events

In February 2003, a distribution of $2,545,452 ($.40 per share), which was declared in December 2002, was paid to shareholders for the quarter ended December 31, 2002.

In February 2003, the Company received approximately $10 million in proceeds relating to the repayment of the Stony Brook II first mortgage and mezzanine loans. At December 31, 2002, the carrying value of the Stony Brook II first mortgage and mezzanine loans were approximately $8.3 million and approximately $651,000, respectively. The cash proceeds from the principal repayment of the first mortgage loan are being held as collateral for the Company's contingent liabilities under guarantees issued in the Fannie Mae DUS program (see Note 13).

In February 2003, the Company funded a predevelopment bridge loan of approximately $6.9 million and agreed to fund a $7.3 million rehabilitation loan secured by Noble Tower Apartments, a 195-unit apartment complex located in Oakland, CA. The Company has received a 1% fee for the bridge loan, which bears interest at 12% and matures in July 2005. The Company will receive an additional 1% fee for the rehabilitation loan, which will bear interest at a rate of 9.75% and is expected to have a term of fifteen months.

During March 2003, AMAC exercised its rights under the subordinated promissory note and other documents to take possession of the real estate collateral of Plaza at San Jacinto. The Company has paid approximately $6.7 million and now owns the first mortgage. As such, AMAC is now "mortgagee in possession". This is a preliminary step toward foreclosure which is expected to take place in the near future and allow the Company to secure and protect the real estate and cash collateral, securing both the senior and subordinate mortgages. The Company believes that the value of the collateral exceeds the amounts of the first mortgage loan (approximately $6.5 million) and the mezzanine loan (approximately $1.3 million).

In March 2003, the Company partially funded an acquisition bridge loan totaling approximately $11 million for Baywoods Apartment, a 128-unit multifamily apartment complex located in Antioch, CA. The Company's initial funding was approximately $10.5 million with future fundings totaling approximately $500,000. In connection with the funding of this bridge loan, the Company has borrowed $8 million from its warehouse facility with Fleet Bank. This loan, which matures March 2005, bears an interest rate of LIBOR plus 400 basis points. Payments on this loan are interest only for the full 24 month term. The Company received a loan origination fee of .625%.

In March 2003, the Company partially funded a bridge loan of $1.7 million, secured by a 288-unit apartment complex located in Houston, TX, known as The Concord at Gessner. The Company's initial funding was approximately $1.5 million with future fundings totaling approximately $200,000. The Company has received a 2.0% fee for the bridge loan, which bears interest at a rate of 12.0% and matures in March 2005.

In March 2003, the Concord at Palm bridge loan was repaid. The Company has received proceeds in the amount of approximately $3.9 million, which approximates the carrying amount of the bridge loan at December 31, 2002.

In March 2003, the Casitas at Montecito GNMA certificate was repaid. The Company has received proceeds in the approximate amount of $5.8 million. The carrying amount of the certificate at December 31, 2002 was approximately $6.2 million.

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees
And Shareholders of
American Mortgage Acceptance Company
New York, New York

We have audited the accompanying consolidated balance sheets of American Mortgage Acceptance Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Mortgage Acceptance Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York

March 21, 2003



Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001
Interest income from mortgage loans decreased approximately $723,000 for the year ended December 31, 2002 as compared to 2001 due to the sale of the Columbiana mortgage during 2001 offset by additional construction period interest received from the Club at Brazos and Northbrooke. The decrease can also be attributed to the conversion of the Hollows, Elmhurst Village and Autumn Creek mortgages to GNMA certificates; the interest income on these assets was included in interest income from mortgage loans prior to conversion and in interest income from GNMA certificates after the conversion. Conversely, interest income from GNMA certificates increased approximately $3.5 million for the year ended December 31, 2002 as compared to 2001 primarily due to the conversion of these three mortgage loans to GNMA certificates and the purchase of an additional six GNMA certificates in 2002 offset by the loss of interest income from the Hollows GNMA certificate which was sold in March of 2002. The increase in interest income from GNMA certificates and the decrease in interest income from mortgage loans were, in part, a result of the interest income earned by these loans converted to GNMA certificates subsequent to the conversion. No gains or losses resulted from the conversion.

Interest income from notes receivable increased approximately $1.8 million, for the year ended December 31, 2002 as compared to 2001, primarily due to the addition of nine notes receivable during 2001 and 2002 offset by the paydown of the Sunset Bay note.

Other income increased approximately $212,000, for the year ended December 31, 2002 as compared to 2001, primarily due to the collection of loan extension fees from Autumn Creek during 2002.

Interest expense decreased approximately $178,000, for the year ended December 31, 2002 as compared to 2001, primarily due to the net effect of lower interest rates on repurchase facility borrowings and increased leverage.

General and administrative expenses increased approximately $45,000, for the year ended December 31, 2002 as compared to 2001, primarily due to an increase in the write-off of deferred loan origination costs associated with the pursuit of investments that were not completed, higher accounting fees and legal expenses offset by a decrease in unused Nomura Asset Capital Corporation fees and amortization.

Fees to Advisor increased approximately $927,000, for the year ended December 31, 2002 as compared to 2001, due to an increase in the Company's assets and an increase in the reimbursements of certain administrative and other costs incurred by the Advisor on behalf of the Company. The Company also paid to the Advisor an incentive management fee of approximately $235,000 for

2002; no such fee was paid in 2001.

During the year ended December 31, 2002, the Company recognized approximately $358,000 in Fannie Mae loan program expenses associated with the write-off of the unamortized deferred costs related to this program, which is being discontinued. The Company has not recognized significant fee income from this program. Except for the write-off of the program costs, this program has not and its discontinuance is not anticipated to have, a significant impact on the Company's financial position or results of operation.

A gain on the sale or repayment of GNMAs and mortgage loans increased approximately $865,000, for the year ended December 31, 2002 as compared to 2001, primarily due to the sale of the Hollows GNMA in March of 2002 versus the loss on repayment of the Columbiana loans in 2001. Although the Company intends to hold its GNMA certificates until maturity, it elected "available for sale" designation under SFAS 115 to give it the flexibility to liquidate those asset if business conditions require. The Company decided to sell the Hollows GNMA when it received an unsolicited offer at an extremely favorable price.

Comparison of Years Ended December 31, 2001 and 2000

Interest income from mortgage loans increased approximately $1,208,000, for the year ended December 31, 2001 as compared to 2000, primarily due to the interest earned by Stonybrook while held by AMAC/FM (which was consolidated in 2001 but not in 2000) and the additional principal advances to the Hollows, Elmhurst Village and Autumn Creek prior to the conversion to GNMA certificates offset by the repayment of the Town and Country mortgage loan in March 2000.

Interest income from GNMA certificates increased approximately $1,822,000, for the year ended December 31, 2001 as compared to 2000, primarily due to the conversion of three mortgage loans to GNMA certificates. The increase was primarily a result of the interest income earned by these loans converted to GNMA certificates subsequent to the conversion. No gain or loss resulted from the conversion.

Interest income from CMBS-related investment in the amount of approximately $3,189,000 was recorded for the year ended December 31, 2000; such investment was sold October 2000.

Interest income from notes receivable decreased approximately $79,000, for the year ended December 31, 2001 as compared to 2000, primarily due to AMAC/FM becoming consolidated in 2001 partially offset by investments in additional notes in 2000 and 2001.

Interest income from temporary investments decreased approximately $2,012,000, for the year ended December 31, 2001 as compared to 2000, of which approximately $353,000 was due to the reduced balances of temporary investments and $1,659,000 was due to termination of the deposits with brokers held as collateral for short sales.

Equity in earnings of ARCap increased approximately $1,999,000, for the year ended December 31, 2001 as compared to 2000, due to the investment being acquired in October 2000.

Other income increased approximately $38,000, for the year ended December 31, 2001 as compared to 2000, primarily due to the guaranty and extension fees on loans in the Fannie Mae program.

Interest expense decreased approximately $1,966,000, for the year ended December 31, 2001 as compared to 2000, primarily due to the termination of the repurchase facility used to finance the CMBS-related investment and closing out of government securities sold short positions partially offset by higher interest expense related to Nomura Securities repurchase facilities due to higher outstanding balance.

Fees to Advisor decreased approximately $168,000, for the year ended December 31, 2001 as compared to 2000, primarily due to a decrease in asset management fees payable to the Advisor due to the sale of CMBS-related investment and a decrease in the expense reimbursement charged by the Advisor.

Amortization increased approximately $28,000 due to acceleration of the amortization of deferred costs relating to the Nomura Repurchase Facility, which was not renewed.

A gain on the repayment of mortgage loans in the amount of approximately $14,000 was recorded for the year ended December 31, 2000 relating to the repayment of the Town and Country mezzanine loan and FHA-insured mortgage loan on January 21, 2000. A loss in the amount of approximately $251,000 was recognized during the year ended December 31, 2001 relating to the repayment of the Columbiana loans.

A net loss on the commercial mortgage-backed security-related investment and government securities sold short in the amount of approximately $300,000 was recorded for the year ended December 31, 2000. These positions were liquidated in October 2000.

Acquisitions

During the year ended December 31, 2002, the Company made the following investments:

Mezzanine Loans

On March 28, 2002, the Company funded an initial advance of $1.5 million on a total potential mezzanine loan of approximately $2.2 million secured by a 240-unit apartment complex project known as Northbrooke located in Houston, Texas. The loan is subordinate to a first mortgage loan of approximately $6.1 million. The interest on the mezzanine loan is based on a fixed percentage of unpaid principal balance of the first mortgage loan, which for this loan is an effective interest rate of 11.50%.

Bridge Loans

On January 28, 2002, the Company entered into a commitment to fund a maximum bridge loan of up to $4.6 million, secured by a 528-unit apartment complex located in Long Beach, California, known as Parwood. At December 31, 2002, the Company has funded approximately $3 million. The Company received a 1% fee for the bridge loan, which bears an interest rate of 11% and matures in January 2004.

On February 27, 2002, the Company fully funded a bridge loan of $3.5 million, secured by a 276-unit apartment complex located in Houston, Texas, known as Concord at Little York. The Company received a 1.25% fee for the bridge loan, which bears an interest rate of 12% and matures in February 2004.

On May 8, 2002, the Company fully funded a bridge loan of



$3.5 million, secured by a 288-unit apartment complex located in Houston, Texas, known as Concord at Gulfgate. The Company received a 2% fee for the bridge loan, which bears an interest rate of 12% and matures in May 2004.

On October 31, 2002, the Company funded an acquisition bridge loan and mezzanine loan totaling approximately $6.3 million for Del Mar Villas, a 260-unit multifamily apartment complex located in Dallas, Texas. In connection with the funding of the bridge loan, the Company borrowed approximately $4.6 million from its warehouse facility with Fleet Bank. These loans, which mature April 2004, bear an interest rate of LIBOR plus 462.5 basis points. Payments on these loans are interest only for the full 18-month term. The Company received a loan origination fee of 1.5%.

On November 20, 2002, the Company funded an acquisition bridge loan and mezzanine loan totaling approximately $6 million for Mountain Valley, a 312-unit multifamily apartment complex located in Dallas, Texas. The Company will fund an additional $1.1 million during the rehabilitation stage of this property. In connection with the funding of the bridge loan, the Company has borrowed approximately $4.2 million from its warehouse facility with Fleet Bank. These loans, which mature November 2004, bear an interest rate of LIBOR plus 475 basis points. Payments on these loans are interest only for the full 24-month term. The company has received a loan origination fee of 1% of the amount of these loans.

On November 25, 2002, the Company fully funded a predevelopment bridge loan of approximately $1.4 million secured by an apartment complex development project known as Reserve at Fox River Apartments. The Company received a 1% fee for the bridge loan, which bears interest at a rate of 12% and matures in May 2003.

Liquidity and Capital Resources

During the year ended December 31, 2002, cash and cash equivalents increased approximately $9.4 million primarily due to proceeds from repurchase and warehouse facilities payable, approximately $53.1 million, net proceeds from the common share offering, approximately $31 million, and cash provided by operating activities, approximately $8.3 million, offset by investments in GNMA Certificates, approximately $55.6 million, funding of notes receivable, approximately $22.3 million, and distributions to shareholders, approximately $8.5 million.

The net unrealized gains on GNMA investments included in shareholders' equity aggregated $8,702,929 at December 31, 2002 consisted of gross unrealized gains and losses of $8,730,076 and $27,147 respectively. This represents an increase of $8,142,542 from the unrealized gain of $560,387 at December 31, 2001.

The Company finances the acquisition of its assets primarily through borrowing at short-term rates using demand repurchase agreements and the mortgage warehouse line of credit (see below). Under the Company's declaration of trust, the Company may incur permanent indebtedness of up to 50% of total market value calculated at the time the debt is incurred. Permanent indebtedness and working capital indebtedness may not exceed 100% of the Company's total market value. On February 25, 2002, the Company completed a public offering of 2.5 million common shares at a price of $13.50 per share. The net proceeds of approximately $31 million, net of underwriter's discount and expenses, were used to fund investments. In October 2002, the Company filed a registration statement with the Securities and Exchange Commission with respect to its common and preferred shares. If market conditions warrant, the Company may seek to raise additional funds for investment through further common and/or preferred offerings in the future, although the timing and amount of such offerings cannot be determined at this time.

Effective February 15, 2000, the Company entered into a repurchase facility with Nomura Securities International Inc. This facility enables the Company to borrow up to 95% of the fair market value of GNMA certificates and other qualified mortgage securities owned by the Company, which are pledged as collateral for the borrowings. Up until May 2002, interest on borrowings were at LIBOR plus 0.50%. Subsequent to May 2002, interest on borrowings decreased to LIBOR plus 0.05%. As of December 31, 2002 and 2001, the amount outstanding under this facility was approximately $87.9 and $43.6 million, respectively, and interest rates were 1.47% and 2.58%, respectively. All borrowings under this facility typically have 30-day settlement terms. However, the Company has the option to shorten or extend the length of the settlement terms at its discretion. The Company has not experienced any problems when renewing its borrowings and management believes it will be able to continue to renew its borrowings when due. If the Company were unable to renew such borrowings with Nomura, it would have to either find replacement financing or sell assets at prices which may be below market value.

In October 2002, the Company entered into the Fleet Warehouse Facility with Fleet National Bank ("Fleet") in the amount of $40 million. Advances under the Fleet Warehouse Facility, up to 83% of the total loan package, will be used to fund first mortgage loans, which the Company will make to its customers for the acquisition/refinancing and minor renovation of existing, lender-approved multifamily properties located in stable sub-markets. The Fleet Warehouse Facility, which matures April 2006, bears an interest rate of LIBOR plus 200 basis points (3.46% and 3.42% for Del Mar Villas and Mountain Valley loans, respectively, at December 31, 2002), payable monthly on advances. Principal is due upon the earlier of refinance or sale of the underlying project or upon maturity. The Company will pay a fee of 12.5 basis points, paid quarterly, on any unused portion of the Fleet Warehouse Facility. As of December 31, 2002, the Company had approximately $8.8 million in loans outstanding under this program.

In order to qualify as a REIT under the Internal Revenue Code, as amended, the Company must, among other things, distribute at least 90% of its taxable income. The Company believes that it is in compliance with the REIT-related provisions of the Code.

The Company expects that cash generated from the Company's investments will meet its needs for short-term liquidity, and will be sufficient to pay all of the Company's expenses and to make distributions to its shareholders in amounts sufficient to retain the Company's REIT status in the foreseeable future.

Critical Accounting Policies

In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. The summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 2 to the consolidated financial statements in this annual report on Form 10-K.

The Company's portfolio of mortgage loans and notes is periodically evaluated for possible impairment to establish appropriate loan loss reserves, if necessary. The Company's Advisor has a credit review committee which meets each month. This committee reviews the status of each of the Company's loans and notes, and maintains a "watch list" of loans (including loans for which the Company has issued guarantees) for which the underlying property may be experiencing construction cost overruns, delays in construction completion, occupancy shortfalls, lower than expected debt service coverage ratios, or other matters which might cause the borrower to be unable to make the interest and principal payments as scheduled in the loan agreement. If a loan is experiencing difficulties, members of this credit committee work with the borrower to try to resolve the issues, which could include extending the loan term, making additional advances, or reducing required payments. If, in the judgment of Company management, it is determined that it is probable that the Company will not receive all contractually required payments when they are due, the loan or note would be deemed impaired, and a loan loss reserve established. As of December 31, 2002, all mortgage loans and notes are current and management has determined that none of these assets are impaired and that no loan loss reserve is necessary.

The Company's GNMA certificates are carried at estimated fair values. Changes in these valuations do not impact the Company's income or cash flows, but affect shareholders' equity. GNMA certificates are relatively liquid investments. The Company uses quoted market prices as its primary source of valuation information.

During 2001, the Company converted three of its first mortgage loans into investments in GNMA certificates. The conversion was made solely to improve the leveragability of the debt instruments from 80% as an FHA mortgage to 95% as a GNMA certificate, and to reduce the interest rate on the associated borrowings from LIBOR plus 125 bps to LIBOR plus 5 bps. It is the Company's intention to hold its GNMA certificates to maturity, but the Company elected the "available for sale" designation under SFAS 115 to give it the flexibility to liquidate these assets if business conditions require. The first mortgage loans remaining in the portfolio will not be converted to GNMA certificates and, along with future originations, are intended to be held to maturity.

The Company's mezzanine investments of approximately $12.4 million at December 31, 2002 bear interest at fixed rates, but also include provisions that allow the Company to participate in a percentage of the underlying property's excess cash flows from operations and excess proceeds from a sale or refinancing. At the inception of each such investment, Company management must determine whether such investment should be accounted for as a loan, joint venture or as real estate, using the guidance contained in the Third Notice to Practitioners issued by the AICPA. Although the accounting methodology does not affect the Company's cash flows from these investments, this determination affects the balance sheet classification of the investments as well as the classification, timing and amounts of reported earnings.

Accounting for the investment as real estate is required if the Company expects that the amount of profit, whether called interest or another name, such as an equity kicker, that it expects to receive above a reasonable amount of interest and fees, is over 50 percent of the property's total expected residual profit. If a mezzanine investment were to be accounted for as an investment in real estate, the Company's balance sheet would show the underlying property and its related senior debt (if such debt were not also held by the Company), and the income statement would include the property's rental revenues, operating expenses and depreciation.

If the Company expects that it will receive less than 50 percent of the property's residual profit, then loan or joint venture accounting is applied. Loan accounting is appropriate if the borrower has a substantial equity investment in the property, if the Company has recourse to substantial assets of the borrower, if the property is generating sufficient cash flow to service normal loan amortization, or if certain other conditions are met. Under loan accounting, the Company recognizes interest income as earned and additional interest from participations as received. Joint venture accounting would require that the Company only record its share of the net income from the underlying property.

Company management must exercise judgment in making the required accounting determinations. For each mezzanine arrangement, the Company projects total cash flows over the loan's term and the Company's share in those cash flows, and considers the borrower's equity, the contractual cap, if any, on total yield to the Company over the term of the loan, market yields on comparable loans, borrower guarantees, and other factors in making its assessment of the proper accounting. To date, the Company has determined that all mezzanine investments are properly accounted for as loans.

Based on the Company's experience with similar arrangements, management has taken the position that the likelihood that any of the commitments, with the exception of a standby bridge loan commitment granted to fund the construction of Clark's Crossing Apartments in the approximate amount of $1.7 million, will be exercised is remote. Therefore, the fees received for a commitment to originate a loan are recognized over the commitment period on a straight-line basis in other income. If however, management believes that the likelihood that the commitments will be exercised is possible or probable, the commitment fees will be deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield, or, if the commitment expires unexercised, recognized in other income upon expiration of the commitment.

Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way.



Commitments and Contingencies

The Company entered into a loan program with Fannie Mae, which agreed to fully fund the origination of $250 million of Delegated Underwriter and Servicer loans for apartment properties that qualify for low-income housing tax credits under Section 42 of the Internal Revenue Code. Under the loan program, the Company intended to originate and contract for individual loans of up to $6 million each over a two-year period in conjunction with American Property Financing, an unaffiliated third party, which would underwrite and service the loans for Fannie Mae. The Company guarantees a first loss position of up to $21.25 million, depending on the aggregate principal amount of the loans the Company originates under this program and would receive guaranty, loan origination and other fees. The Company also guarantees construction loans for which it has issued a forward commitment to originate a loan under the Fannie Mae program, with respect to which it guarantees repayment of 100% of such construction loans. As of December 31, 2002, the Company has originated loans totaling approximately $3.3 million under the Fannie Mae program and has made forward commitments for an additional approximate $4.0 million. The Company's maximum guaranty at December 31, 2002 was $7.3 million.

During August 2002, the Company purchased one first mortgage loan in the amount of $342,000 due to a default on a construction loan that was 100% guaranteed by the Company under the Fannie Mae program. The loan defaulted due to problems relating to construction issues of Alexandrine Square, a 30-unit apartment complex in Detroit, Michigan.

Subsequent to creating this program, the level of loan origination competition has increased, reducing the program's projected financing value and profitability. As a result, the Company decided in the first quarter of 2002 to discontinue this program. The Company has reached an agreement in principle to terminate this program and transfer its rights and obligations to a third party. There can be no assurance, however, that this agreement will be consummated. Accordingly, during the first quarter of 2002, the Company wrote off the balance of unamortized deferred costs relating to this program. This write-off totaled approximately $358,000 and is included in Fannie Mae loan program expenses in the Consolidated Statement of Income.

Except for the write-off of the program costs described above, the Fannie Mae loan program has not had, and its discontinuance is not anticipated to have, a significant impact on the Company's financial condition or results of operations.

The following table provides information relating to the loans originated and forward commitments made on Fannie Mae's behalf.

(Dollars in thousands)

Loans Originated

Property	Location	Number of Apartment Units	Loan Amount	Loss Sharing Fee (annual rate)
Valley View	Cedar Rapids, IA	96	$ 2,187	0.36%
Maple Ridge Apartments	Jackson, MI	69	1,137	0.52%
Total		165	$ 3,324	

Forward Commitments

Property	Location	Number of Apartment Units	Loan Amount	Loss Sharing Fee (annual rate)
Cameron Creek Apartments	Dade County, FL	148	$ 3,000	0.35%
Desert View Apartments	Coolidge, AZ	372	1,011	0.52%
Total		520	$ 4,011	

Standby and Forward Loan and GNMA Commitments

During 2002, the Company issued the following standby and forward bridge and permanent loan commitments for the purpose of constructing/rehabilitating certain multifamily apartment complexes in various locations.

(Dollars in thousands)

Standby and Forward Bridge Loan Commitments

Issue Date	Project	Location	Number of Apartment Units	Maximum Amount of Commitments: Less than 1 Year	Maximum Amount of Commitments: 1-3 Years
Jan-02	Parwood	Long Beach, CA	528	$ –	$ 1,578 (3)
Jan-02	Valley View/Summertree (7)	Little Rock, AK	240	400 (1)(4)	–
May-02	McMullen Square	San Antonio, TX	100	400 (8)(4)	–
Jul-02	Clark's Crossing Apartments	Laredo, TX	160	–	1,649 (2)(5)
Nov-02	Mountain Valley	Dallas, TX	312	–	1,065 (3)
Total Standby and Forward Bridge Loan Commitments			1,340	$ 800	$ 4,292

Standby Forward and Permanent Loan Commitments

Issue Date	Project	Location	Number of Apartment Units	Maximum Amount of Commitments Less than 1 Year	1-3 Years
Mar-02	Sunset Gardens	Eagle Pass, TX	60	$ 177 (3)	–
May-02	Highland Park	Topeka, TX	200	4,250 (1)(5)(6)	–
Total Standby Forward and Permanent Loan Commitments			260	$ 4,427	–

Forward GNMA Commitments

Date Purchased	Project	Maximum Amount of Commitments Less than 1 Year	1-3 Years
Mar-02	Cantera Crossing	$ 973 (3)	$ –
Mar-02	Fillmore Park	235 (3)	–
Mar-02	Casitas at Montecito	708 (3)	–
May-02	Ellington Plaza	27,114 (3)	–
N/A	Northbrooke	3,415 (3)	–
Total Forward GNMA Commitments		$32,445	–
Total Standby and Forward Loan and GNMA Commitments		$37,672	$4,292

(1) Funding not anticipated to occur.
(2) Initial funding in the amount of $550,000 has occurred during March 2003. Remaining fundings are on an as needed basis.
(3) Funding has already begun. Amount represents remaining commitment to be funded.
(4) The Company received a loan commitment fee of 2.50% for issuing the commitment.
(5) The Company received a loan commitment fee of 2.00% for issuing the commitment.
(6) The Company will receive a 1% loan origination fee if funding occurs.
(7) The first mortgage bond relating to these apartments is held by Charter Municipal Mortgage Acceptance Company ("CharterMac"), a publicly traded company which is managed by an affiliate of the Advisor.
(8) Expired in February 2003.

Construction Loan Guarantees

During 2002, the Company has guaranteed the following loans in relation to the construction of affordable multifamily apartment complexes in various locations. The construction loan guarantees will provide credit support for the following projects after construction completion, up until the date in which permanent financing takes place.

During October 2002, the Company entered into an agreement with Wachovia Bank, National Association ("Wachovia") to provide stabilization guarantees for new construction of multifamily properties under the LIHTC program. Wachovia already provides construction and stabilization guarantees to Fannie Mae, for loans Wachovia originates under the Fannie Mae LIHTC forward commitment loan program, but only for loans within regions of the country Wachovia has designated to be within its territory. For loans outside Wachovia's territory, the Company has agreed to issue a stabilization guarantee, for the benefit of Wachovia. The Company is guarantying that properties which have completed construction will stabilize and the associated construction loans will convert to permanent Fannie Mae loans. The Company receives origination and guarantee fees from the developers for providing the guarantees. If the properties do not stabilize with enough Net Operating Income for Fannie Mae to fully fund their commitment, AMAC may be required to purchase the construction loan from Wachovia or to fund the difference between the construction loan amount and the reduced Fannie Mae Permanent Loan Amount.

(Dollars in thousands)

Date Closed	Project	Location	No. of Units	Maximum Amount of Guarantee: Less than 1 Year	Maximum Amount of Guarantee: 1-3 Years	Loan Administration Fee (1) (annual percentage)	Construction Guarantee Fee (2)
Jul-02	Clark's Crossing	Laredo, TX	160	$ 4,790	$ –	0.500%	0.625%
Sep-02	Creekside Apartments	Colorado Springs, CO	144	7,500	–	0.375%	–
Oct-02	Village at Meadowbend	Temple, TX	138	–	3,675	0.500%	0.750%
Nov-02	Mapleview Apartments (3)	Saginaw, MI	104	–	3,240	0.625%	0.247%
Total Construction Loan Guarantees			546	$12,290	$6,915		

(1) Loan Administration Fee is paid on a monthly basis during the guarantee period.
(2) Construction Guarantee Fee is an up-front fee – paid at closing and amortized over the guarantee period.
(3) Guarantee was made under Wachovia Bank, National Association Guarantee Agreement.

For each of these guarantees, and for the guarantees issued under the Fannie Mae program discussed in the first paragraph of Note 13 in the accompanying consolidated financial statements, the Company monitors the status of the underlying properties and evaluates its exposure under the guarantees. To date, the Company has concluded that no accrual for probable losses is required under SFAS 5.

Distributions

Of the total distributions of $9,624,992 and $5,561,015 for the years ended December 31, 2002 and 2001, respectively, the year ended December 31, 2002 had no return of capital and for 2001, $378,952 ($.10 per share or 6.81%) represented a return of capital determined in accordance with generally accepted accounting principles. As of December 31, 2002, the aggregate amount of the distributions made since the commencement of the initial public offering representing a return of capital, in accordance with generally accepted accounting principles, totaled $14,462,307. The portion of the distributions which constituted a return of capital was made in order to maintain level distributions to shareholders.

Recently Issued Accounting Standards

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It was implemented by the Company on January 1, 2001. Because the Company does not currently utilize derivatives, implementation of this statement did not have a material effect on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" (SFAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new standards for accounting and reporting for business combinations and for goodwill and intangible assets resulting from business combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001; the Company implemented SFAS 142 on January 1, 2002. Implementation of these statements did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability or an asset retirement obligation to be recorded in the period in which it is incurred. SFAS No. 143 is not effective until January 1, 2003. Management does not anticipate that the implementation of this statement will have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company implemented SFAS No. 144 on January 1, 2002. Implementation of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 among other things, rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and accordingly, the reporting of gains and losses from the early extinguishments of debt as extraordinary items will only be required if they meet the specific criteria for extraordinary items included in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations". The rescission of SFAS No. 4 is effective January 1, 2003. Management does not anticipate that the implementation of this statement will have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is not effective until January 1, 2003. Management does not anticipate that the implementation of this statement will have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are included in Note 13. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company currently receives a fee, in advance, for acting as guarantor of certain construction loans. This fee is deferred and amortized over the guarantee period. The Company believes that the fee received approximates the fair value of the obligation undertaken in issuing the guarantee; therefore, the Company's current accounting for these guarantees will not be affected by this Interpretation. The Company has ceased making new guarantees under its Fannie Mae DUS program and is in the process of transferring its rights and obligations under this program to a third party; therefore, this Interpretation will not have an impact on the accounting for these guarantees.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and the Company will need to apply its provisions to any existing variable interest in variable interest entities by no later that July 1, 2003. The Company is in the process of evaluating all of its mezzanine loans, which may be deemed variable interests in variable interest entities under the provision of FIN 46. The real estate entities whose ownership interests collateralize these loans have assets totaling approximately $110,000,000 at December 31, 2002. The Company's maximum exposure to loss represents its recorded investment in these loans, totaling $12,448,000 at December 31, 2002. The Company believes that some, and possibly all, of these investments may not ultimately fall under the provisions of FIN 46 and, accordingly, continue to be accounted for as loans and not consolidated as investments in real estate. The Company cannot make any definitive conclusion until it completes its evaluation.

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, which will, among other things, affect the availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate development and acquisition; governmental actions and initiatives; and environment/safety requirements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Inflation

Inflation did not have a material effect on the Company's results for the periods presented.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which the investments of the Company are exposed is interest rate risk, which is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the control of the Company.

Interest Rate Risk

Interest rate fluctuations can adversely affect the Company's income and value of its common shares in many ways and present a variety of risks, including the risk of mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

The Company's operating results will depend in large part on differences between the income from its assets (net of credit losses) and its borrowing costs. Most of the Company's assets, consisting primarily of mortgage loans, GNMA certificates, and notes receivable, generate fixed returns and will have terms in excess of five years. The Company funds the origination and acquisition of a significant portion of these assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. In most cases, the income from assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence the Company's net income. The Company's borrowings under repurchase and warehouse agreements bear interest at rates that fluctuate with LIBOR. Based on the approximate $96.7 million of borrowings outstanding under these facilities at December 31, 2002, a 1% change in LIBOR would impact the Company's annual net income and cash flows by approximately $967,000. Increases in these rates will decrease the net income and market value of the Company's net assets. Interest rate fluctuations that result in interest expense exceeding interest income would result in operating losses.

The value of the Company's assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. When the Company originates mortgage loans, it expects that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, such protection may not be available with respect to investments which the Company acquires, but does not originate. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully its cost of acquisition of certain investments.

Real Estate Risk

Multifamily and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty paying the Company's mortgage loan, which could result in losses to the Company. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the Company's mortgage loans, which could also cause the Company to suffer losses.

Risk in Owning Subordinated Interests

The Company has invested indirectly in subordinated CMBS through its ownership of a $20.2 million preferred membership interest in ARCap. Subordinated CMBS of the type in which ARCap invests include "first loss" and non-investment grade subordinated interests. A first loss security is the most subordinate class in a structure and accordingly is the first to bear the loss upon a default on restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Such classes are subject to special risks, including a greater risk of loss of principal and non-payment of interest than more senior, rated classes. The market values of subordinated interests in CMBS and other subordinated securities tend to be more sensitive to changes in economic conditions than more senior, rated classes. As a result of these and other factors, subordinated interests generally are not actively traded and may not provide holders with liquidity of investment. With respect to the Company's investment in ARCap, the ability to transfer the membership interest in ARCap is further limited by the terms of ARCap's operating agreement.

Participating Interest

In connection with the acquisition and origination of mortgages, the Company has, on occasion, obtained and may continue to obtain participating interests that may entitle it to payments based upon a development's cash flow, profits or any increase in the value of the development that would be realized upon a refinancing or sale of the development. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when mortgage financing is available at relatively low interest rates. In the current interest rate environment, the Company may have greater difficulty obtaining participating interest. Participating interests are not government insured or guaranteed and are therefore subject to the general risks inherent in real estate investments. Therefore, even if the Company is successful in investing in mortgage investments which provide for participating interests, there can be no assurance that such interests will result in additional payments.

Repurchase Facility Collateral Risk

Repurchase agreements involve the risk that the market value of the securities sold by the Company may decline and that the Company will be required to post additional collateral, reduce the amount borrowed or suffer forced sales of the collateral. If forced sales were made at prices lower than the carrying value of the collateral, the Company would experience additional losses. If the Company is forced to liquidate these assets to repay borrowings, there can be no assurance that the Company will be able to maintain compliance with the REIT asset and source of income requirements.


AMAC
Capital Solutions

COMPANY INFORMATION

BOARD OF TRUSTEES

OFFICERS OF THE COMPANY

Stuart J. Boesky
Chief Executive Officer and President

Stuart A. Rothstein
Executive Vice President and Chief Financial Officer

Alan P. Hirmes
Senior Vice President, Interim Chief Operating Officer

Denise L. Kiley
Senior Vice President

Marc D. Schnitzer
Senior Vice President

John J. Sorel
Senior Vice President

Mark J. Schlacter
Vice President

Gary Parkinson
Controller

Teresa Wicelinski
Secretary

OFFICERS OF THE ADVISOR

Stuart J. Boesky, *President and Director*
Stuart A. Rothstein, *Executive Vice President and Chief Financial Officer*
Alan P. Hirmes, *Senior Vice President*
Michael J. Brenner, *Director*
Gary Parkinson, *Controller*
Teresa Wicelinski, *Secretary*

CORPORATE OFFICE

625 Madison Avenue
New York, NY 10022
(212) 588-1765

www.americanmortgageco.com

AUDITORS

Deloitte & Touche LLP

COUNSEL

Paul, Hastings, Janofsky & Walker LLP

STOCK LISTING

American Stock Exchange
Symbol: AMC

TRANSFER AGENT

Equiserve Trust Company, NA
American Mortgage Acceptance Company
P.O. Box 40310
Providence, RI 02940-3010
(800) 730-6001
www.equiserve.com

INVESTOR RELATIONS

(800) 831-4826

10-K FILING

A copy of the Company's Annual Report Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to:

Investor Relations Department
at the Corporate Office

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on June 11, 2003, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP, at 75 East 55th Street, New York, New York.

REAL ESTATE MULTIFAMILY FINANCING MEZZANINE LOANS



BRIDGE LOANS GOVERNMENT-INSURED FIRST MORTG

AMERICAN MORTGAGE ACCEPTANCE COMPANY
625 MADISON AVENUE, NEW YORK, NY 10022
800-831-4826
212-588-1765
www.americanmortgageco.com

4966-AR-03